Exhibit 10.2

FIRST AMENDMENT TO
EXPRESSJET HOLDINGS, INC.
MANAGEMENT BONUS PLAN

WHEREAS, ExpressJet Holdings, Inc. (the "Company") has adopted the ExpressJet Holdings, Inc. Management Bonus Plan, as amended and restated through February 20, 2007 (the "Plan"); and

WHEREAS, the Company desires to amend the Plan in certain respects;

NOW, THEREFORE, the Plan shall be and hereby is amended as follows, effective as of January 1, 2009:

1.　　The second sentence of Section 4 of the Plan shall be deleted and the following shall be substituted therefor:

"A Participant's target bonus amount for a Fiscal Year shall be determined as set forth below unless a different base salary percentage (which may not exceed 100%) is determined by the Committee with respect to a Participant prior to commencement of a Fiscal Year:

Position with the Company or Subsidiary	Target Bonus Amount
Chief Executive Officer	60% of base salary for the Fiscal Year
Chief Operating Officer	45% of base salary for the Fiscal Year
Chief Financial Officer	40% of base salary for the Fiscal Year
Vice President	40% of base salary for the Fiscal Year
Staff Vice President	30% of base salary for the Fiscal Year
Senior Director	25% of base salary for the Fiscal Year
Director	20% of base salary for the Fiscal Year
Any other Participant	Percentage (not to exceed 100%) of base salary for the Fiscal Year designated by the Committee in connection with the designation of such individual as a Participant for the Fiscal Year."

2.　　As amended hereby, the Plan is specifically ratified and reaffirmed.

IN WITNESS WHEREOF, the undersigned has caused these presents to be executed this 14th day of May, 2009.

EXPRESSJET HOLDINGS, INC.

By:　/s/ James B. Ream
Name: James B. Ream
Title:　President and Chief Executive Officer